December 11, 2025

Emily Rowland, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FIS Trust (the "Trust" or the "Registrant") File Nos. 811-288251, 333-24099

Dear Ms. Rowland:

On December 5, 2025, FIS Trust (the "Trust" or the "Registrant"), on behalf of its series, FIS Bright Portfolios Focused Equity ETF and FIS Christian Stock Fund (each a “Fund” and together, the “Funds”) filed a Form N-1A, the Trust's registration statement (the "Registration Statement"), with the Securities and Exchange Commission (“SEC”). On December 10, 2025, you provided oral comments to the Registration Statement to Joseph Faia and the undersigned, Bibb L. Strench.

Set forth below are your comments, followed by responses to those comments, which each Fund has authorized Thompson Hine LLP to make on its behalf. Where applicable, revisions indicated in responses to your comments will be reflected in a post-effective amendment to the Registration Statement. All capitalized terms not defined herein have the meaning given to them in the Registration Statement.

Financial Statements

1.	Please supplementally represent that immediately after the Funds are declared effective, the Registrant will file a Form N-1A that ensures that references to each Form N-CSR being incorporated by reference by each respective Fund include proper hyperlinks.

Response: The Registrant so confirms that immediately after the Funds are declared effective, the Registrant will file a Form N-1A at its earliest opportunity on behalf of each Fund that includes the proper hyperlink to each respective Form N-CSR.

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Should you have any questions concerning this response, please contact me at my office at (202) 973-2727.

Very truly yours,

/s/ Bibb L. Strench
Bibb L. Strench